Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Three months
	ended
	March 31,	Year ended,
	2009	12/31/08	12/31/07	12/31/06	12/31/05	12/31/04
Pre-tax income from continuing operations	$63,241	$192,084	$206,344	$159,906	$150,289	$89,518
Interest expense	10,865	26,209	17,287	10,247	6,048	2,067
Capitalized interest	5,312	23,209	18,104	9,339	—	—
Earnings	$74,106	$218,293	$233,631	$170,153	$156,337	$91,585
Ratio of earnings to fixed charges	4.6	4.4	6.3	8.7	25.8	44.3

For purposes of this table, “earnings” consists of income before income from continuing operations taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest (for both continuing and discontinued operations).